                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULE 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 19)*



                                   PACCAR Inc
                           --------------------------
                                (Name of issuer)

                                  Common Stock
                         ------------------------------
                         (Title of class of securities)

                                  693718 10 8
                                ---------------
                                (CUSIP number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


                 (Continued on following page(s))

                       (Page 1 of 5 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 693718 10 8                     13G                Page 2 OF 5 PAGES



   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       James C. Pigott     SS# ###-##-####


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
                                                        (b) [ ]
       Not Applicable


   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

                              5    SOLE VOTING POWER

         NUMBER OF                 1,184,304

          SHARES

       BENEFICIALLY           6    SHARED VOTING POWER

         OWNED BY                  699,167

           EACH
                              7    SOLE DISPOSITIVE POWER
         REPORTING

          PERSON                   1,184,304

           WITH
                              8    SHARED DISPOSITIVE POWER

                                   699,167


   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,883,471


  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                              [x]
       Does not include shares held in the name of spouse to which beneficial ownership is disclaimed.


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.8%


  12   TYPE OF REPORTING PERSON*

       IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1(a) Name of Issuer:    PACCAR Inc

Item 1(b) Address of Issuer's Principal Executive Offices:

          777 - 106th Avenue, N.E.
          Bellevue, WA  98004

Item 2(a) Name of Person Filing:     James C. Pigott


      (b) Address of Principal Business Office or, if none, Residence:

          Pigott Enterprises, Inc.
          1405 42nd Avenue East
          Seattle, WA  98112

      (c) Citizenship:   United States

      (d) Title of Class of Securities:   Common Stock

      (e) CUSIP Number:  693718 10 8


Item 3.    This statement is not filed pursuant to Rules 13d-1(b), or 13d-2(b).

           Not applicable
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Item 4.    Ownership

           If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)     Amount Beneficially owned:

             1,883,471

     (b)     Percent of class:

             4.8%

     (c)     Number of shares as to which such person has:

             (i)    sole power to vote or to direct the vote

                    1,184,304

             (ii)   shared power to vote or to direct the vote

                    699,167

             (iii)  sole power to dispose or to direct the disposition of

                    1,184,304

             (iv)   shared power to dispose or to direct the disposition of

                    699,167


Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than five percent (5%) of the class of securities, check the following [x].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           699,167 Common Shares are owned by a charitable trust of which Mr. Pigott is a co-trustee.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not applicable

Item 8.    Identification and Classification of Members of the Group.

           Not applicable

Item 9.    Notice of Dissolution of Group.

           Not applicable


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  Date    January 21, 1997
                                          ----------------

                             Signature    /s/ JAMES C. PIGOTT
                                          -------------------
                                          JAMES C. PIGOTT